ProFrac Holding Corp.

333 Shops Boulevard, Suite 301

Willow Park, Texas 76087

October 18, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ProFrac Holding Corp.

Draft Registration Statement on Form S-1

Submitted September 9, 2021

CIK No. 0001881487

Ladies and Gentlemen:

Set forth below are the responses of ProFrac Holding Corp. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 7, 2021, with respect to Draft Registration Statement on Form S-1, File No. CIK No. 0001881487, filed with the Commission on September 9, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified.

Summary

Overview, page 2

1.

You disclose that you are the largest private provider for hydraulic fracturing services in North America by hydraulic horsepower (“HHP”), with an aggregate installed capacity of over 1.0 million HHP across 20 conventional fleets, of which, as of June 30, 2021, 13 were active. Please disclose the capacity by HHP of your active fleets, and also provide support for your statement that you are the largest private provider of hydraulic fracturing services in North America or characterize this as your belief and provide the basis for this belief.

RESPONSE:    In response to the Staff’s comment, we have revised pages 1, 10, 65, 97 and 101 of Submission No. 2 to clarify that the Company believes, based on industry sources identifying top providers of hydraulic fracturing services by HHP in the U.S., that it is the largest private provider for hydraulic fracturing services in North America by HHP. In addition, we have revised pages 1, 65 and 97 of Submission No. 2 to note that our 13 fleets that were active as of June 30, 2021 had aggregate installed capacity of 682,500 HHP.

Securities and Exchange Commission

October 18, 2021

2.

You disclose that your conventional fleets are among the most emissions-friendly and capable in the industry. Please provide support for this statement, or otherwise clarify the statement as a belief and provide your basis for this belief.

RESPONSE:    In response to the Staff’s comment, we have revised pages 1, 65 and 97 of Submission No. 2 to clarify that the Company believes its conventional fleets are among the most emissions-friendly in the industry. As a basis for this belief, the Company regularly reviews and analyzes emissions data, including data from analyst reports and publicly available data from peer companies. Based on the Company’s review of such data, the Company believes that a greater percentage of the Company’s conventional fleets utilize lower-emission Tier IV diesel engines relative to the conventional fleets of its peers, many of which operate higher-emission Tier II diesel engines.

3.

You disclose that you have three electric-powered fleets under construction and that the first of these fleets has been contracted with a customer for a one-year term. Please discuss if you are committing capital to build the other two electric-powered fleets without customer contract(s), and discuss broadly if you intend to build hydraulic fracturing fleets primarily under contract or under what criteria you otherwise determine to build new fleets.

RESPONSE:    We respectfully advise the Staff that we committed capital to build all three electric-powered fleets currently under construction prior to having customer contracts in place. In the future, we do not expect to commit capital to build additional fleets until we have a customer contract in place.

Competitive strengths, page 9

4.

You disclose that your fleets equipped with Clean Fleet technology are expected to reduce the carbon emission footprint of your operations by up to 33% per fleet relative to conventional diesel frac equipment according to USWS. Please revise to clarify how your fleets are expected to reduce the carbon emission footprint of your operations by this amount. In addition, please provide support for this statement, and disclose any material assumptions. If you are attributing the carbon reduction figures from USWS reports, please provide your analysis of whether Rule 436 requires that you file the consent of USWS with regard to this disclosure. See also Securities Act Rules Compliance and Disclosure Interpretations 233.02.

RESPONSE:    In response to the Staff’s comment, we have revised pages 8 and 99 of Submission No. 2 to clarify that by replacing Tier II diesel engines with electric engines, we expect our fleets equipped with Clean Fleet technology to reduce carbon emissions by up to 33% per fleet annually. To estimate anticipated emissions reductions between Tier II diesel engines and electric engines, we utilized the manufacturer specifications for fuel consumption and emissions for each engine configuration, while holding constant operational factors such as rate, pressure, pump time and total stages, which were set based on typical job requirements. The 33% decrease in emissions represents the percentage decrease between our estimates of 164,648 tons of total carbon emissions generated annually per conventional Tier II fleet and our estimates of 110,324 tons of total carbon emissions generated annually per electric fleet. We have revised pages 8 and 99 of Submission No. 2 to clarify that this is not based on USWS reports.

Securities and Exchange Commission

October 18, 2021

Business Strategies

Commitment to returns-driven, environmentally-advantaged investments..., page 11

5.

You disclose your belief that your ESCs eliminate roughly 90% of idle hours and result in a reduction of carbon dioxide emissions by up to 24% compared to standard operations in which engines generally run continuously during a frac job. Please explain whether the reduction in carbon dioxide emissions is based on your own provision of hydraulic fracturing services or otherwise explain the basis for these figures.

RESPONSE:    We respectfully advise the Staff that the reduction in carbon dioxide emissions is based on our own provision of hydraulic fracturing services and we have revised pages 11 and 102 of Submission No. 2 to indicate the foregoing.

Summary Historical Consolidated and Combined Financial Data

Non-GAAP Financial Measures, page 25

6.

We note that you calculate free cash flow as adjusted EBITDA less net capital expenditures. This appears to be inconsistent with the definition per question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. Please revise to relabel this measure or revise its computation to more accurately reflect its definition.

RESPONSE:    As noted in 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures, “free cash flow” does not have a uniform definition. We define Free Cash Flow as Adjusted EBITDA less capital expenditures plus cash proceeds from sales of assets. We have revised pages 25 and 71 of Submission No. 2 to more clearly describe the way in which we define Free Cash Flow, which revised definition we believe is consistent with the computation of the measure included in Submission No. 2. We respectfully direct the Staff to the last sentence on page 25 of Submission No. 2 where we note that “[b]ecause Adjusted EBITDA and Free Cash Flow may be defined differently by other companies in our industry, our definition of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies”.

7.

We note that the reconciliation of your non-GAAP financial measures, free cash flow and adjusted EBITDA, starts with a non-GAAP financial measure, free cash flow. Please revise the reconciliation to start with the most directly comparable financial measure calculated in accordance with GAAP. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:    We have revised page 26 of Submission No. 2 as requested.

Risk Factors

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits..., page 54

8.

We note your disclosure that if you experience a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at your election or as a result of your breach), ProFrac Holding Corp.’s obligations under the Tax Receivable Agreement would accelerate and ProFrac Holding Corp. would be required to make an immediate payment equal to the present value of the anticipated

Securities and Exchange Commission

October 18, 2021

future payments to be made by it under the Tax Receivable Agreement and such payment is expected to be substantial. We also note that you intend to disclose the estimated termination payments if the Tax Receivable Agreement was terminated immediately after this offering. Please revise to also disclose the amount that would become due under the Tax Receivable Agreement if you experience a change of control under present circumstances, if estimable.

RESPONSE:    We respectfully advise the Staff that the amount of estimated termination payments if the Tax Receivable Agreement was terminated immediately after this offering would be the same whether such termination were as a result of a change of control immediately after this offering or as a result of the Tax Receivable Agreement being otherwise terminated immediately after this offering. We have revised pages 53, 54, 130, 131 and 132 of Submission No. 2 to clarify that the amounts would be the same in both circumstances.

Use of Proceeds, page 60

9.

You disclose that you intend to contribute all of the net proceeds of this offering to ProFrac LLC in exchange for ProFrac LLC Units, and that ProFrac LLC will use the net proceeds contributed to it for general corporate purposes, including for the repayment of debt and to fund growth capital expenditures. If one of the principal purposes of the offering is to repay debt, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. If the other principal purpose is for growth capital expenditures, please provide a brief outline of any program of construction or addition of equipment. Alternatively, if there is no current specific plan for the proceeds, or a significant portion thereof, please state as such and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

RESPONSE:    We have revised pages 22 and 59 of Submission No. 2 as requested.

Factors affecting the comparability of our financial results

Contribution of publicly traded portfolio securities, page 73

10.

We note your disclosure that in connection with this offering, the Wilks are expected to transfer a portfolio of equity and convertible debt securities of various oilfield services companies to ProFrac LLC. We note also your risk factor on page 57 which discloses your risk of inadvertently being deemed an investment company. In this regard, please discuss whether owning publicly traded securities of other oilfield services companies will be a material part of your business after this offering.

RESPONSE:    We no longer expect the Wilks to transfer a portfolio of equity securities of various oilfield services companies to ProFrac LLC in connection with this offering, and we have revised pages 17, 38, 39, 57, 58 and 73 in light of this fact. While we still expect the Wilks to transfer a small position in convertible debt securities in a publicly-traded oilfield services company to ProFrac LLC in connection with this offering, we do not currently anticipate that owning publicly traded securities of other oilfield services companies will be a material part of our business after this offering.

Securities and Exchange Commission

October 18, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 77

11.

We note from your disclosure on page 54 that you expect the payments under the Tax Receivable Agreement will be substantial. Please revise your liquidity disclosure to address the Tax Receivable Agreement, including estimated annual payments and how you intend to fund the required payments under the agreement. Please also disclose the likely impact on your liquidity from any known trends, events or uncertainties related to the Tax Receivable Agreement payments.

RESPONSE:    We respectfully advise the Staff that the timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on numerous uncertain factors outside of our control, as referenced in the disclosure, including the amount of redemptions of ProFrac LLC Units undertaken in a particular year, the trading price of the Class A common stock at the time of such redemptions, future tax rates and laws, and the amount of taxable income generated by the Company each year. As a result, any estimate of an annual payment would not be meaningful. In order to fund required payments under the Tax Receivable Agreement, to the extent ProFrac LLC has available cash and subject to the terms of any current or future debt or other agreements, ProFrac LLC is required to make pro rata cash distributions to holders of ProFrac LLC Units in an amount at least sufficient to allow ProFrac Holding Corp. to pay its taxes and to make payments under the Tax Receivable Agreement. In addition, the Company may elect to defer payments due under the Tax Receivable Agreement if it does not have available cash to satisfy its payment obligations or its (or ProFrac LLC’s) contractual obligations limit its ability to make such payments except in limited circumstances as more fully described in the disclosure. The Company has revised Submission No. 2 to discuss the uncertainty of these payments, how the Company intends to fund the required payments and the likely impact on liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 76 of Submission No. 2.

Business

Properties

Our Reserves, page 104

12.	Please report your annual production and sales of frac sand. See Instruction 3 to Item 102 of Regulation S-K.

RESPONSE:    We have revised page 104 of Submission No. 2 as requested.

13.

We note your statement, your sand reserves had an implied average reserve life of 45 years as of December 31, 2020, assuming production at the current rated capacity of 3.0 million tons of frac sand per year. Please revise this statement as it appears your implied mine life is based on your annual production.

Securities and Exchange Commission

October 18, 2021

RESPONSE:    We acknowledge the Staff’s comment and have revised page 105 of Submission No. 2 as requested to clarify that the implied average reserve life of 45 years is based on the average annual production for the three years ended December 31, 2020, which is 938,130 tons. Specifically, the implied average reserve life of 45 years was calculated by dividing 42,312,000 tons of proven reserves as of December 31, 2020 by 938,130 tons of average annual production for the three years ended December 31, 2020.

14.

With regard to the proven and probable reserves associated with your mining property, we will need to review the technical reports and other information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as outlined in paragraph (c) of Industry Guide 7. These documents should be formatted as Adobe PDF files. Also, please provide the name and phone number for a technical person whom our engineer may call, if they have technical questions about your reserves.

Please contact our Mining Engineer, George K. Schuler, at (202) 551-3718 to arrange for the submission of the information outlined above.

RESPONSE:    The Company will provide this information to the Staff supplementally pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Management, page 114

15.

Please disclose the nature of any family relationship between any director or executive officer. See Item 401(d) of Regulation S-K. Please also disclose any family relationship between your directors or executive officers and your controlling shareholders Dan and Farris Wilk.

RESPONSE:    We have revised pages 114 and 115 of Submission No. 2 as requested.

Executive Compensation, page 117

16.

We note that footnote 2 to the 2020 summary compensation table refers to amounts in the “Option awards” column relating to the aggregate grant date fair value of incentive units. However, there are no amounts disclosed in the “Option awards” column. Please revise or advise.

RESPONSE:    We have revised page 117 of Submission No. 2 as requested.

Notes to the Consolidated and Combined Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

17.

You disclose that the price of your stimulation services typically includes an equipment charge and product charges for proppant, chemicals, and other products consumed while providing your service. Revise to disclose how you allocate the transaction price to performance obligations. Additionally, disclose your significant payment terms. Refer to ASC 606-10-50-12(b), 50-17 and 50-20.

Securities and Exchange Commission

October 18, 2021

RESPONSE:    We have revised pages F-9 and F-10 of Submission No. 2 to (i) clarify that stimulation services contracts with customers are short term, and include a single performance obligation, which is the contracted total stages, satisfied over time, (ii) clarify that each contract has a fixed transaction price, which is recognized as revenue as the performance obligation is satisfied over time, and (iii) add a description of our payment terms.

18.

We note your cross reference to Segment Information for disaggregated revenue disclosures. Please tell us what consideration was given to also separately disclosing product revenue and service revenue by segment, as well as similar disclosures on ‘point-in-time’ versus ‘over time’ revenues. Tell us how you considered the guidance in ASC 606-10-50-5 through 7 and ASC 606-10-55-89 through 91 in reaching your conclusion.

RESPONSE:    We referred to ASC 606-10-50-5, ASC 606-10-55-89 through 91 and noted the requirement to disaggregate revenue based on how the nature, amount, timing, and uncertainty of revenue are affected by economic factors. We have revised pages F-9 and F-10 of Submission No. 2 to clarify the nature of each segment’s revenue (product or service) and clarify how each segment recognizes revenue either over time or at a point-in-time. In each case, the generation of revenues is driven by a single performance obligation with little judgement with regards to timing, and there is no uncertainty driven by economic factors. As each segment’s revenue is either services or product revenue, we determined that no further disaggregation is necessary to comply with ASC 606-10-50-6. We have removed the reference to the segment footnote on page F-10 of Submission No. 2 as no further disaggregation is presented therein other than by segment.

Note 8 - Segment Information, page F-21

19.

We note your disclosure of various factors that you used to identify your segments. Provide us with additional information and tell us how you considered disclosing the basis of your internal structure, how you are organized, whether operating segments have been aggregated and the types of products and services from which you derive your revenues. Refer to ASC 280-10-50-21.

RESPONSE:    We have revised page F-21 of Submission No. 2 to clarify that each segment represents a separate business unit that operated as a standalone company prior to the reorganization of ProFrac Holdings Corp. Each segment continues to have distinct management and prepares discrete financial information for the segment (consistent with when each operated as a standalone business), which is reviewed by the Chief Operating Decision Maker and is used to make resource allocation decisions. We have revised page F-21 of Submission No. 2 to clarify that we do not aggregate any operating segments. We have also revised Note 2 on page F-10 of Submission No. 2 to describe the types of products and services from which each segment derives its revenues.

Securities and Exchange Commission

October 18, 2021

ProFrac Holding Corp. Pro Forma Financial Statements, page F-29

20.

Please include a discussion of the impact of the Tax Receivable Agreement in your pro forma financial statements. If you do not intend to include pro forma adjustments related to the Tax Receivable Agreement, please disclose why not.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the Tax Receivable Agreement generally will cover tax benefits that arise as a result of (a) certain increases in tax basis that occur as a result of the Company’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a TRA Holder’s ProFrac LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under the Tax Receivable Agreement. If any acquisition (or deemed acquisition) of ProFrac LLC Units occurs and the Company believes it is likely that tax benefits relating thereto will result in the realization of actual cash tax savings by the Company, the Company will record (i) a deferred tax asset based on the step-up in tax basis resulting from such acquisition and the then-effective income tax rate, (ii) a payable to related party for the corresponding payment under the Tax Receivable Agreement to the relevant TRA Holder of 85% such cash tax savings, and (iii) a tax benefit based on the net difference between (i) and (ii). As cash tax savings are actually realized by the Company, the deferred tax asset will be reduced, and the payments made under the Tax Receivable Agreement will reduce the payable to related party.

We do not currently anticipate that the Company will acquire (or be deemed to acquire for U.S. federal income tax purposes) any ProFrac LLC Units from TRA Holders in connection with this offering or related transactions. Consequently, we currently anticipate that any Tax Receivable Agreement payment obligations will arise only in connection with any future exercises of the Redemption Right in periods following the offering and related transactions and that no Tax Receivable Agreement payment obligations will arise in connection with the offering or related transactions. As a result, the Company has not reflected any pro forma adjustments relating to the Tax Receivable Agreement. If any acquisition (or deemed acquisition) of ProFrac LLC Units from TRA Holders occurs in connection with the offering or related transactions and the Company believes it is likely that tax benefits relating thereto will result in the realization of actual cash tax savings by the Company, the Company will record (i) a deferred tax asset based on the step-up in tax basis resulting from such acquisition and the then-effective income tax rate, (ii) a payable to related party for the corresponding payment under the Tax Receivable Agreement to the relevant TRA Holder of 85% such cash tax savings and (iii) a tax benefit based on the net difference between (i) and (ii). As cash tax savings are actually realized by the Company, the deferred tax asset will be reduced, and the payments made under the Tax Receivable Agreement will reduce the payable to related party.

If we determine that the Company will acquire (or be deemed to acquire for U.S. federal income tax purposes) any ProFrac LLC Units from TRA Holders in connection with this offering

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October 18, 2021

or related transactions and that such acquisition is expected to result in Tax Receivable Agreement payment obligations, we will update the pro forma financial statements to reflect the foregoing in a subsequent filing.

General

21.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE:    We acknowledge the Staff’s comment and respectfully advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

*    *    *    *    *

Securities and Exchange Commission

October 18, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle at (713) 758-2350 or Scott D. Rubinsky at (713) 758-3287, each of Vinson & Elkins L.L.P.

Very truly yours,

PROFRAC HOLDING CORP.

By:	/s/ Brian Uhlmer
Name:	Brian Uhlmer
Title:	Chief Financial Officer

Enclosures

cc:	Robert Willette, ProFrac Holding Corp.
Michael S. Telle, Vinson & Elkins L.L.P.
Scott D. Rubinsky, Vinson & Elkins L.L.P.